Consent of Independent Certified Public Accountants



The Board of Directors
Republic First Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Republic First Bancorp, Inc. of our report dated January 26, 1999, except as to note 19, which is as of February 18, 1999, relating to the consolidated balance sheets of Republic First Bancorp, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the years then ended, which report appears in the December 31, 1998 Form 10-K of Republic First Bancorp, Inc.


KPMG LLP


Philadelphia, Pennsylvania
March 19, 1999